================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -----------------

                               AMENDMENT NO. 1
                                       to

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                         ZENITH ELECTRONICS CORPORATION
                                (Name of Issuer)
                         ZENITH ELECTRONICS CORPORATION
                              LG ELECTRONICS INC.
                       (Name of Persons Filing Statement)
               6 1/4% CONVERTIBLE SUBORDINATE DEBENTURES DUE 2011

                        (Title of Class of Securities)

                                   989349AB1
                     (CUSIP Number of Class of Securities)

        Edward J. McNulty                           Chan-Ho Lee
  Zenith Electronics Corporation                LG Electronics Inc.
      1000 Milwaukee Avenue              LG Twin Towers, 20, Yoido - dong
   Glenview, Illinois 60025-2493      Youngdungpo -gu, Seoul, Korea, 150-721
     Telephone: (847) 391-7000            Telephone: 011-82-2-3777-3049

     (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

      Richard F. Vitkus                Steven R. Gross             Michael G. Timmers
Zenith Electronics Corporation       Debevoise & Plimpton           Kirkland & Ellis
    1000 Milwaukee Avenue              875 Third Avenue          200 East Randolph Drive
 Glenview, Illinois 60025-2493     New York, New York 10022      Chicago, Illinois 60601
       (847) 391-7000                   (212) 909-6586               (312) 861-2000

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or 13e-3(c) under the Securities Exchange Act of 1934.

b. [X] The filing of registration statement under the Securities Act of 1933.

c. [_] A tender offer.

d. [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
        Transaction Valuation*                   Amount of Filing Fee
        ---------------------                    --------------------
             $34,500,000                                $6,900
--------------------------------------------------------------------------------

*The transaction valuation has been calculated pursuant to Rule 0-11(b)(2) and Rule 457(f)(2) as one-third of the principal amount of Zenith Electronics Corporation's 6 1/4% Convertible Subordinated Debentures due 2011.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount previously paid:      $10,178
               Form or Registration No:     Form S-4 Registration Statement
               Filing Party:                Zenith Electronics Corporation
               Date Filed:                  August 10, 1998

================================================================================

                                  INTRODUCTION

     This Rule 13E-3 Transaction Statement (this "Statement") relates to a Disclosure Statement and Proxy Statement-Prospectus (the "Registration Statement") for the solicitation of votes for the Prepackaged Plan of Reorganization (the "Prepackaged Plan") of Zenith Electronics Corporation, a Delaware corporation (the "Issuer"). The purpose of the Prepackaged Plan is to reduce the Issuer's debt service obligations, facilitate future borrowing to fund liquidity needs and permit the Issuer to implement a restructuring of its operations. The Prepackaged Plan will reduce the Issuer's overall debt and other obligations by approximately $300 million by exchanging (i) $200 million of debt and other liabilities owed to LG Electronics Inc. (the "Affiliate") for all of the newly issued common stock, par value $.01 per share, of the reorganized Issuer (the "New Common Stock"), (ii) the 6 1/4% Convertible Subordinated Debentures due 2011 (the "Old Subordinated Debentures") in an aggregate principal amount of $103.5 million plus accrued interest thereon for the 6 1/4% Senior Subordinated Debentures due 2010 (the "New Subordinated Debentures") of the reorganized Issuer in an aggregate principal amount of $40 million and (iii) approximately $32.4 million of indebtedness to the Affiliate for certain property, plant and equipment owned by the Issuer's subsidiaries located in Reynosa, Tamaulipas, Mexico, which have an appraised value equal to such amount. In addition, as a consequence of the Prepackaged Plan, the common stock, par value $1.00 par value, of the Issuer (the "Old Common Stock"), together with all outstanding options, warrants or rights to acquire shares of common stock, will be canceled and the holders of the Old Common Stock (including the Affiliate and its affiliate) will receive no distributions and retain no property under the Prepackaged Plan in respect of their holdings of the Old Common Stock. This Statement further amends the Schedule 13E-3, dated August 10, 1998 (as hereby amended, the "Schedule 13E-3").

     This Statement amends and restates in its entirety all of the Items of the
Schedule 13E3.

     The cross reference sheet on the following pages, which is being supplied pursuant to General Instruction F to Schedule 13E-3, shows the location in the Registration Statement of the information required to be included in response to the items of this Statement. The information set forth in the Registration Statement, which is attached hereto as Exhibit (d)(1), is incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by such reference. The Registration Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to securityholders. This Statement will be amended to reflect such completion or amendment to the Registration Statement.

                             CROSS REFERENCE SHEET

             (Pursuant to General Instruction F to Schedule 13E-3)

     All references are to portions of the Registration Statement which are incorporated herein and made a part hereof by reference.

          Schedule 13E-3 Item                                             Response / Caption in
          Number and Caption                                              Registration Statement
          ------------------                                              ----------------------
1.  Issuer and Class of Security
    Subject to the Transaction.

    (a)                                                    Front Page of Registration Statement; "SUMMARY--The
                                                           Company"; "SPECIAL FACTORS--Going Private
                                                           Transaction"

    (b)                                                    Front page of Registration Statement; "SPECIAL
                                                           FACTORS--Going Private Transaction"

    (c)                                                    Front Page of Registration Statement; "MARKET PRICES
                                                           OF THE OLD SUBORDINATED DEBENTURES"

    (d) and (e)                                            *

    (f)                                                    "DESCRIPTION OF DEBT AND CREDIT
                                                           ARRANGEMENTS--Long-Term Debt"

2.  Identity and Background.
    (a) - (g)                                              "SUMMARY--The Company"; "MANAGEMENT"

3.  Past Contacts, Transactions or Negotiations.

   (a)                                                     "SPECIAL FACTORS--Events Leading to the
                                                           Restructuring"; "CERTAIN TRANSACTIONS"

   (b)                                                     "SPECIAL FACTORS--Events Leading to the
                                                           Restructuring"; "--LGE Agreements Related to Common
                                                           Stock"; "CERTAIN TRANSACTIONS"

4.  Terms of the Transaction.

    (a)                                                    "SUMMARY--The Prepackaged Plan"; "SPECIAL
                                                           FACTORS--The Restructuring Agreement"; "THE
                                                           PREPACKAGED PLAN--Classification and Treatment of
                                                           Claims and Equity Interests under the Prepackaged Plan";
                                                           "ANNEX A--THE PREPACKAGED PLAN"

    (b)                                                    *

5.  Plans or Proposals of the Issuer or Affiliate.

    (a)                                                    *

    (b)                                                    "RISK FACTORS--Certain Risks Relating to the Business
                                                           Plan Projections"; "--Risks Associated with Proposed
                                                           Operational Restructuring"

--------------------
* Not applicable or answer is negative.

          Schedule 13E-3 Item                                             Response / Caption in
          Number and Caption                                              Registration Statement
          ------------------                                              ----------------------
    (c)                                                    "MANAGEMENT"; "THE PREPACKAGED
                                                           PLAN--Summary of Other Provisions of the Prepackaged
                                                           Plan--Amendments to Certificate of Incorporation and By-Laws"

    (d)                                                    "SPECIAL FACTORS--Liquidity Pending Consummation
                                                           of  the Restructuring"; "DESCRIPTION OF DEBT AND
                                                           CREDIT ARRANGEMENTS"

    (e)                                                    "RISK FACTORS--Risks Associated with Proposed
                                                           Operational Restructuring"; "THE PREPACKAGED
                                                           PLAN--Summary of Other Provisions of the Prepackaged
                                                           Plan--Amendments to Certificate of Incorporation and By-Laws"
    (f) and (g)                                            *

6.  Source and Amount of Funds or Other
    Consideration.

    (a), (c) and (d)                                       *

    (b)                                                    "ESTIMATED FEES AND EXPENSES"

7.  Purpose(s), Alternatives, Reasons and Effects.

    (a)                                                    "SPECIAL FACTORS--Purposes and Effects of the
                                                           Financial Restructuring"

    (b) and (c)                                            "SPECIAL FACTORS--Events Leading to the
                                                           Restructuring"; "--Alternatives to Confirmation and
                                                           Consummation of the Prepackaged Plan";
                                                           "--Recommendation of the Board"; "--LGE's Position
                                                           Regarding the Financial Restructuring"; "--Liquidation and
                                                           Going Concern Analyses"; "LIQUIDATION ANALYSIS"

    (d)                                                    "SPECIAL FACTORS--Purposes and Effects of the
                                                           Financial Restructuring"; "CERTAIN U.S. FEDERAL
                                                           INCOME TAX CONSIDERATIONS"; "HISTORICAL
                                                           AND PRO FORMA CAPITALIZATION"; "PRO FORMA
                                                           CONSOLIDATED FINANCIAL INFORMATION"

8.  Fairness of the Transaction.

    (a) and (b)                                            "SPECIAL FACTORS--Recommendation of the Board";
                                                           "--LGE's Position Regarding the Financial Restructuring";
                                                           "--Liquidation and Going Concern Analyses";
                                                           "LIQUIDATION ANALYSIS"

    (c)                                                    "SPECIAL FACTORS--Recommendation of the Board"
                                                           "SUMMARY--Voting Procedures"; "THE
                                                           PREPACKAGED PLAN--Confirmation Standards";
                                                           "--Confirmation of the Prepackaged Plan Without
                                                           Acceptance by All Classes of Impaired Claims"; "--Certain
                                                           Consequences of Non-Acceptance of the Prepackaged Plan"

--------------------
* Not applicable or answer is negative.

          Schedule 13E-3 Item                                             Response / Caption in
          Number and Caption                                              Registration Statement
          ------------------                                              ----------------------
    (d)                                                    "SPECIAL FACTORS--Events Leading to the
                                                           Restructuring"; "--Recommendation of the Board"

    (e)                                                    "SPECIAL FACTORS--Recommendation of the Board "

    (f)                                                    *

9.  Reports, Opinions, Appraisals and Certain
    Negotiations.

    (a), (b) and (c)                                       "SPECIAL FACTORS--Events Leading to the
                                                           Restructuring"; "--Recommendation of the Board";
                                                           "--LGE's Position Regarding the Financial Restructuring";
                                                           "--Liquidation and Going Concern Analyses";
                                                           "LIQUIDATION ANALYSIS"

10. Interest in Securities of the Issuer.

    (a) and (b)                                            *

11. Contracts, Arrangements or Understandings              "SPECIAL FACTORS--LGE Agreements Related to
    with Respect to the Issuer's Securities.               Common Stock"; "--The Restructuring Agreement"

12. Present Intention and Recommendation of
    Certain Persons with Regard to the Transaction.

    (a) and (b)                                            "SPECIAL FACTORS--Recommendation of the Board";
                                                           "--LGE's Position Regarding the Financial Restructuring"

13. Other Provisions of the Transaction.

    (a)                                                    "SPECIAL FACTORS--Dissenters' Rights"

    (b) and (c)                                            *

14. Financial Information.

    (a) and (b)                                            "SELECTED HISTORICAL CONSOLIDATED
                                                           FINANCIAL DATA"; "PRO FORMA CONSOLIDATED
                                                           FINANCIAL INFORMATION"

15. Persons and Assets Employed, Retained or
    Utilized.

    (a)                                                    *

    (b)                                                    "SOLICITATION; VOTING PROCEDURES--Solicitation
                                                           Agent"

16. Additional Information.                                *

--------------------
* Not applicable or answer is negative.

Item 1. Issuer and Class of Security Subject to the Transaction.

     (a) The Issuer of the class of equity securities which is the subject of this Statement is Zenith Electronics Corporation, the principal executive office of which is located at 1000 Milwaukee Avenue, Glenview, Illinois 60025-2493. The information set forth in the Front Page of the Registration Statement, "SUMMARY --The Company" and "SPECIAL FACTORS--Going Private Transaction" of the Registration Statement is incorporated herein by reference.

     (b) The title of the equity securities subject to this Rule 13e-3 transaction is the 6 1/4% Convertible Subordinated Debentures due 2011 (the "Old Subordinated Debentures"). As of November 17, 1998, the aggregate principal amount of the outstanding Old Subordinated Debentures was $103.5 million. The Issuer had approximately 270 holders of record of the Old Subordinated Debentures as of November 17 , 1998. The information set forth in the Front Page of the Registration Statement and "SPECIAL FACTORS--Going Private Transaction" of the Registration Statement is incorporated herein by reference.

     (c) The information set forth in the Front Page of the Registration Statement and "MARKET PRICES OF THE OLD SUBORDINATED DEBENTURES" of the Registration Statement is incorporated herein by reference.

     (d)  Not Applicable.

     (e)  None.

     (f) This information set forth in "DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS--Long-Term Debt" of the Registration Statement is incorporated herein by reference.

Item 2. Identity and Background.

     (a) - (g) This Statement is being filed jointly by the Issuer and the Affiliate. See Annex 1 to this Statement. The information set forth in "SUMMARY --The Company" and "MANAGEMENT" of the Registration Statement is incorporated herein by reference.

     None of the persons with respect to whom information is provided in response to this Item was, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations.

     (a) The information set forth in "SPECIAL FACTORS--Events Leading to the Restructuring" and "CERTAIN TRANSACTIONS" of the Registration Statement is incorporated herein by reference.

     (b) The information set forth in "SPECIAL FACTORS--Events Leading to the Restructuring", "--LGE Agreements Related to Common Stock" and "CERTAIN TRANSACTIONS" of the Registration Statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in "SUMMARY--The Prepackaged Plan", "SPECIAL FACTORS--The Restructuring Agreement", "THE PREPACKAGED PLAN--Classification and Treatment of Claims and Equity Interests under the Prepackaged Plan" and "ANNEX A--THE PREPACKAGED PLAN" of the Registration Statement is incorporated herein by reference.

     (b)  None.

Item 5. Plans or Proposals of the Issuer or Affiliate.

     (a)  Not applicable.

     (b) The information set forth in "RISK FACTORS--Certain Risks Relating to the Business Plan Projections" and "--Risks Associated with Proposed Operational Restructuring" of the Registration Statement is incorporated herein by reference.

     (c) The information set forth in "MANAGEMENT" and "THE PREPACKAGED PLAN-- Summary of Other Provisions of the Prepackaged Plan--Amendments to Certificate of Incorporation and By-Laws" of the Registration Statement is incorporated herein by reference.

     (d) The information set forth in "SPECIAL FACTORS--Liquidity Pending Consummation of the Restructuring" and "DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS" of the Registration Statement is incorporated herein by reference.

     (e) The information set forth in "RISK FACTORS--Risks Associated with Proposed Operational Restructuring" and "THE PREPACKAGED PLAN--Summary of Other Provisions of the Prepackaged Plan--Amendments to Certificate of Incorporation and By-Laws" of the Registration Statement is incorporated herein by reference.

     (f)  and (g)  Not applicable.

Item 6. Source and Amount of Funds or Other Consideration.

     (a), (c) and (d)  Not applicable.

     (b) The information set forth in "ESTIMATED FEES AND EXPENSES" of the Registration Statement is incorporated herein by reference.

Item 7.   Purpose(s), Alternatives, Reasons and Effects.

     (a) The information set forth in "SPECIAL FACTORS--Purposes and Effects of the Financial Restructuring" of the Registration Statement is incorporated herein by reference.

     (b) and (c) The information set forth in "SPECIAL FACTORS--Events Leading to the Restructuring", "--Alternatives to Confirmation and Consummation of the Prepackaged Plan", "--Recommendation of the Board", "--LGE's Position Regarding the Financial Restructuring", "--Liquidation and Going Concern Analyses" and "LIQUIDATION ANALYSIS" of the Registration Statement is incorporated herein by reference.

     (d) The information set forth in "SPECIAL FACTORS--Purposes and Effects of the Financial Restructuring", "CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS", "HISTORICAL AND PRO FORMA CAPITALIZATION" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" of the Registration Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

     (a) and (b) The information set forth in "SPECIAL FACTORS--Recommendation of the Board","--LGE's Position Regarding the Financial Restructuring", "--Liquidation and Going Concern Analyses" and "LIQUIDATION ANALYSIS" of the Registration Statement is incorporated herein by reference.

     (c) The information set forth in "SPECIAL FACTORS--Recommendation of the Board"; "SUMMARY--Voting Procedures", "THE PREPACKAGED PLAN--Confirmation Standards","--Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims" and "--Certain Consequences of Non-Acceptance of the Prepackaged Plan" of the Registration Statement is incorporated herein by reference.

     (d) The information set forth in "SPECIAL FACTORS--Events Leading to the Restructuring" and "--Recommendation of the Board" of the Registration Statement is incorporated herein by reference.

     (e) The information set forth in "SPECIAL FACTORS--Recommendation of the Board" of the Registration Statement is incorporated herein by reference.

     (f)  Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

     (a), (b) and (c) The information set forth in "SPECIAL FACTORS--Events Leading to the Restructuring", "--Recommendation of the Board", "--LGE's Position Regarding the Financial Restructuring", "--Liquidation and Going Concern Analyses" and "LIQUIDATION ANALYSIS" of the Registration Statement is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.

     (a)  None.

     (b)  Not applicable.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

     The information set forth in "SPECIAL FACTORS--LGE Agreements Related to Common Stock" and "--The Restructuring Agreement" of the Registration Statement is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

     (a) and (b) The information set forth in "SPECIAL FACTORS--Recommendation of the Board" and "--LGE's Position Regarding the Financial Restructuring" of the Registration Statement is incorporated herein by reference.

Item 13. Other Provisions of the Transaction.

     (a) The information set forth in "SPECIAL FACTORS--Dissenters' Rights" of the Registration Statement is incorporated herein by reference.

     (b) and (c)  Not applicable.

Item 14. Financial Information.

     (a) and (b)   The information set forth in "SELECTED HISTORICAL
CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" of the Registration Statement is incorporated herein by reference.

Item 15. Persons and Assets Employed, Retained or Utilized.

     (a)  Not applicable.

     (b) The information set forth in "SOLICITATION; VOTING PROCEDURES-- Solicitation Agent" of the Registration Statement is incorporated herein by reference.

Item 16. Additional Information.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of November 19, 1998.


                                 ZENITH ELECTRONICS CORPORATION


                                 By: /s/ JEFFREY P. GANNON
                                     ---------------------------------

                                 Name: Jeffrey P. Gannon
                                 Title: President and Chief Executive Officer


                                 LG ELECTRONICS INC.


                                 By: /s  CHA HONG (JOHN) KOO
                                     ---------------------------------

                                 Name: Cha Hong (John) Koo
                                 Title: President and CEO

                                    ANNEX 1


Item 2. Identity and Background.


     This Statement is being jointly filed by LG Electronics Inc., a corporation organized under the laws of the Republic of Korea, who may be deemed to be an affiliate of Issuer (the "Affiliate").

     The Affiliate is engaged in the consumer electronics business. The address of the principal business and principal office of the Affiliate is LG Twin Towers, 20, Yoido-dong, Youngdungpo-gu, Seoul, Korea 150-721. Set forth below with respect to each executive officer and director of the Affiliate is such individual's name, present principal occupation, material positions held during the last five years (and the name of any corporation or other organization in which such position was carried on) and business address. All of the person listed below are citizens of Korea.


   Name             Present                                Material Positions Held During the Past        Business Address
   ----             -------                                ---------------------------------------        ----------------
                   Principal                                              Five Years
                   ---------                                              ----------
                  Occupation
                  -----------
Cha Hong          President &        1/95 - Present        President & CEO, LG Electronics Inc.           LG Electronics
(John) Koo        CEO, LG            11/95 - Present       Director, Zenith Electronics Corporation       Inc.,
                  Electronics Inc.   2/91 - Present        Director, LG Electronics Inc.                  20, Yoido-dong,
                                     1/94 - 12/94          Executive VP & CEO, LG Electronics Inc.        Youngdungpo-gu,
                                     3/91 - 12/93          Executive VP, LG Electronics Inc.              Seoul 150-721,
                                                                                                          Korea

Bon Moo           Chairman, LG       3/98 - Present        Chairman, LG Electronics Inc.                  LG Electronics
Koo               Electronics Inc.                         Chairman, LG Chemical Ltd.                     Inc.,
                                     2/91 - 2/98           Director, LG Electronics Inc.                  20, Yoido-dong,
                                     1/95 - 12/97          Chairman, LG Group                             Youngdungpo-gu,
                                     1/89 - 12/94          Vice Chairman, LG Group                        Seoul 150-721,
                                                                                                          Korea

Byung Chul        Executive Vice     12/97 - Present       Executive Vice President & CFO, LG             LG Electronics
Jung              President &                              Electronics Inc.                               Inc.,
                  CFO, LG            2/97 - Present        Director, LG Electronics Inc.                  20, Yoido-dong,
                  Electronics Inc.   7/96 - 11/97          Executive VP, LG Electronics Inc.              Youngdungpo-gu,
                                     2/94 - 6/96           Executive VP, LG International Corp.           Seoul 150-721,
                                     1/93 - 1/94           Senior Managing Director, LG Semicon           Korea
                                                           Co., Ltd.

Chang Soo         Chairman, LG       2/95 - Present        Director, LG Electronic Inc.                   LG Cable &
Huh               Cable &            3/95 - Present        Chairman, LG Cable & Machinery Ltd.            Machinery Ltd.,
                  Machinery Ltd.     1/93- 2/95            Executive Vice President, LG Industrial        20, Yoido-dong,
                                                           Systems Co.                                    Youngdungpo-gu,
                                                                                                          Seoul  150-721,
                                                                                                          Korea



   Name             Present                                Material Positions Held During the Past        Business Address
   ----             -------                                ---------------------------------------        ----------------
                   Principal                                              Five Years
                   ---------                                              ----------
                  Occupation
                  -----------
Yong Chin        Research            3/98 - Present        Director, LG Electronics Inc.                  Korea Institute of
Kim              Advisor, Korea      7/97 - Present        Research Advisor, Korea Institute of           Public Finance,
                 Institute of        12/96 - 3/97          Public Finance                                 402 Ildong
                 Public Finance      8/96 - 11/96          Minister, Ministry of Science &                Building, 60,
                                     1/95 - 8/96           Technology                                     Yangjae-dong,
                                     5/94 - 12/94          Officer, Office of The Prime Minister          Seocho-gu, Seoul
                                     12/93 - 4/94          Superintendent, Bank Supervisory Office        137-130, Korea
                                     10/90 - 11/93         Vice Minister, Ministry of Finance
                                                           Commissioner, Korea Customs Service
                                                           Assistant Minister, Ministry of Finance

Moon Ho           President, LG-     3/98 - Present        Director, LG Electronics Inc.                  LG-Caltex Oil
Lee               Caltex Oil         2/95 - 2/97           Director, LG Electronics Inc.                  Corporation,
                  Corporation        3/95 - Present        President, LG-Caltex Oil Corporation           20, Yoido-dong,
                                     3/91 - 2/95           Executive VP, LG-Caltex Oil Corporation        Youngdungpo-gu,
                                                                                                          Seoul 150-721,
                                                                                                          Korea

Ki Rak            Vice Chairman      12/97 - Present       Vice Chairman & CEO, LG Management             LG Management
Sohn              & CEO, LG                                Development Institute                          Development
                  Management         3/98 - Present        Director, LG Electronics Inc.                  Institute, 165,
                  Development        1/94 - 11/97          President, LG Precision Co.                    Haewol-ri,
                  Institute          1/93 - 12/93          Executive VP, LG International Corp.           Majang-Myun,
                                                                                                          Echun-city,
                                                                                                          Gyunggi-do 467-
                                                                                                          810, Korea

Byung Nak         Professor,         3/98 - Present        Director, LG Electronics Inc.                  Seoul National
Song              School of          1/93 - Present        Professor, School of Economics, Seoul          University,
                  Economics,                               National University                            School of
                  Seoul National     1/93 - Present        Chairman, Institute of Energy Economics        Economics, 56-1,
                  University                                                                              Sinlim-dong,
                                                                                                          Kwanak-gu,
                                                                                                          Seoul 151-010,
                                                                                                          Korea

Seung             Executive VP,      7/96 - Present        Executive VP, LG Electronics Inc.              LG Electronics
Pyeong Koo        LG Electronics     10/97 - Present       Director, Zenith Electronics Corporation       Kumi Plant,
                  Inc.               10/92 - Present       President of Display Division, LG              184, Gongdan-
                                                           Electronics Inc.                               dong
                                     2/96 - 3/98           Director, LG Electronics Inc.                  Kumi-city,
                                     3/95 - 6/96           Senior Managing Director, LG Electronics       Gyungbuk-do
                                                           Inc.                                           730-030, Korea
                                     3/91 - 2/95           Managing Director, LG Electronics Inc.

Seon Dong         Executive VP,      1/96 - Present        Executive VP, LG Electronics Inc.              LG Electronics
Kim               LG Electronics     2/97 - 3/98           Director, LG Electronics Inc.                  LCD Plant,
                  Inc.               2/94 - 2/96           Director, LG Electronics Inc.                  642, Jinpyung-
                                     1/93 - 12/95          Senior Managing Director, LG Electronics       dong,
                                                           Inc.                                           Kumi-city,
                                                                                                          Gyungbuk-do
                                                                                                          730-360, Korea


    Name            Present                                Material Positions Held During the Past        Business Address
    ----           Principal                                            Five Years                        ----------------
                  Occupation                               ---------------------------------------
                  -----------
Ssang Su          Executive VP,      3/98 - Present        Executive VP, LG Electronics Inc.              LG Electronics
Kim               LG Electronics     2/95 - 3/98           Director, LG Electronics Inc.                  Changwon Plant,
                  Inc.               3/96 - 2/98           Senior Managing Director, LG Electronics       76, Sungsan-
                                                           Inc.                                           dong,
                                     1/93 - 2/96           Managing Director, LG Electronics Inc.         Changwon-city,
                                                                                                          Gyungnam-do
                                                                                                          641-713, Korea

Eun Jun Lee       Executive VP,      1/95 - Present        Executive VP, LG Electronics Inc.              LG Electronics,
                  LG Electronics     2/94 - 3/98           Director, LG Electronics Inc.                  Inc., 8 Temasek
                  Inc.               1/93 - 12/94          Senior Managing Director, LG Electronics       Boulevard, #26-
                                                           Inc.                                           03 Suntec Tower
                                                                                                          3, Singapore
                                                                                                          038988

Woo Hyun          Executive VP       1/98 - Present        Executive VP & CTO, LG Electronics Inc.        LG Electronics
Paik              & CTO, LG                                Executive VP, Tiernan Communication Inc.       Inc.,
                  Electronics Inc.   9/96 - 5/97           Executive VP, General Instrument               20, Yoido-dong,
                                     3/96 - 8/96           Senior VP, Qualcomm Inc.                       Youngdungpo-gu,
                                     4/95 - 2/96           Senior VP, General Instrument                  Seoul 150-721,
                                     6/78 - 3/95                                                          Korea

Hong Gwang        Executive VP,      12/96 - Present       Executive VP, LG Electronics Inc.              LG Electronics
Hahn              LG Electronics     2/95 - 3/98           Director, LG Electronics Inc.                  Inc.,
                  Inc.               8/93 - 11/96          Senior Managing Director, LG Electronics,      20, Yoido-dong,
                                     1/93 - 7/93           Inc.                                           Youngdungpo-gu,
                                                           Managing Director, LG Electronics Inc.         Seoul 150-721,
                                                                                                          Korea

Yong Ak Ro        President, LG      3/95 - Present        President, LG Electronics China, LG            LG Electronics
                  Electronics                              Electronics Inc.                               China,
                  China              1/93 - 2/95           Director, LG Electronics Inc.                  16F China Travel
                                     1/93 - 2/95           Executive VP, LG Electronics Inc.              Service Tower,
                                                                                                          No. 2, Bei
                                                                                                          San Huan Road,
                                                                                                          Beijing 100028,
                                                                                                          China

Kun Hi Yu         President, LG      3/98 - Present        President, LG Production Engineering           LG Electronics
                  Production                               Research Center, LG Electronics Inc.           Pyungtaek
                  Engineering        1/93 - 2/98           Executive VP, LG Production Technology         Campus,
                  Research                                 Center, LG Electronics Inc.                    19-1, Cheongho-
                  Center                                                                                  ri, Jinwhi-myun,
                                                                                                          Pyungtaek-city,
                                                                                                          Gyunggi-do 451-
                                                                                                          713, Korea


    Name            Present                                Material Positions Held During the Past        Business Address
    ----           Principal                                            Five Years                        ----------------
                  Occupation                               ---------------------------------------
                  -----------
Chang Soo         President, LG      1/97 - Present        President, LG Corporate Institute of           LG Corporate
Kim               Corporate                                Technology, LG Electronics Inc.                Institute of
                  Institute of       2/93 - 2/95           Director, LG Electronics Inc.                  Technology, 16,
                  Technology         1/93 - 12/96          Executive VP, LG Electronics Research          Woomyun-dong,
                                                           Center, LG Electronics, Inc.                   Seocho-gu, Seoul
                                                                                                          137-724, Korea


                               INDEX TO EXHIBITS

Exhibit No.         Description
-----------         -----------
   (a)              Not applicable.

   (b)(1)           Valuation Report, dated May 21, 1998, prepared by Peter J.
                    Solomon Company, Ltd. (incorporated by reference to
                    Exhibit 99a to the Issuer's Registration Statement on Form
                    S-4).

   (b)(2)           Valuation Report, dated July 22, 1998, prepared by Peter J.
                    Solomon Company, Ltd. (incorporated by reference to
                    Exhibit 99b to the Issuer's Registration Statement on Form
                    S-4).

   (b)(3)           Complete appraisal of Real Property, Partes Television de
                    Reynosa, S.A. de C.V., dated May 28, 1998, prepared by
                    Cushman & Wakefield of Arizona, Inc. (incorporated by reference to Exhibit 99c to the Issuers Amendment No. 1 to the Registration Statement on Form S-4).

   (b)(4)           Property Summary and Value Estimates, Mexico Owned
                    Facilities, dated February, 1998, prepared by Bermudez -
                    Binswanger (incorporated by reference to Exhibit 99d to the Issuer's Amendment No. 1 to the Registration Statement on
                    Form S-4).

   (b)(5) Appraisal, Zenith Electronics Corporation, Reynosa Mexico, dated April 1, 1998, prepared by Greenwich Industrial
                    Services, LLC (incorporated by reference to Exhibit 99e to the Issuer's Amendment No. 1 to the Registration Statement on Form S-4).

   (b)(6)           Valuation Report, dated November 16, 1998, prepared by
                    Peter J. Solomon Company, Ltd. (incorporated by reference to Exhibit 99f to the Issuer's Amendment No. 1 to the
                    Registration Statement on Form S-4).

   (b)(7)           International VSB Market Forecast prepared by Gartner
                    Consulting, including addendums thereto (incorporated by reference to Exhibit 99i to the Issuer's Amendment No.. 1 to the Registration Statement on Form S4).

   (c)(1)           Restructuring Agreement, dated as of August 6, 1998, by and between Zenith Electronics Corporation and LG Electronics
                    Inc. (incorporated by reference to Exhibit 10ah to the Issuer's
                    Registration Statement on Form S-4).

   (c)(2)           Agreement, dated as of March 25, 1997, between LG
                    Semicon Co., Ltd. and LG Electronics Inc.

   (c)(3)           Amendment No. 1 and Waiver to the Restructuring
                    Agreement, dated November 16, 1998, between Zenith
                    Electronics Corporation and LG Electronics, Inc.
                    (incorporated by reference to Exhibit 10am to the Issuer's
                    Amendment No. 1 to the Registration Statement on Form S-4.

   (d)              Registration Statement of Zenith Electronics Corporation on
                    Form S-4.

   (e) and (f)      Not applicable.